Exhibit B



                                  Bangor Hydro
                                Electric Company




                                Financial Report

               For the Quarter and Six Months Ending June 30, 2003

                                TABLE OF CONTENTS


                                                                                       Page

Management's Discussion and Analysis of Results of Operations and Financial Condition    2
Consolidated Statements of Income                                                       18
Consolidated Balance Sheets                                                             19
Consolidated Statements of Capitalization                                               21
Consolidated Statements of Cash Flows                                                   22
Consolidated Statements of Common Stock Investment                                      23
Notes to Consolidated to Financial Statements                                           24
Principal Executive Officer's and Chief Financial Officer's Certifications              29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Management's Discussion and Analysis of the Results of Operations and Financial Condition contained in Bangor Hydro-Electric Company's (the Company) Annual Report on Form 10-K for the year ended December 31, 2002 (2002 Form 10-K) should be read in conjunction with the comments below.

EARNINGS

     For the quarters ended June 30, 2003 and 2002 earnings per common share were $.44 and $.23, respectively. As a result of increased energy sales, electric operating revenues for the non-large special rate contract customers were approximately $1.3 million higher in the second quarter of 2003 than in the 2002 period. In the second quarter of 2003 the Company realized an $800,000 one-time bonus associated with the meeting certain target deadlines in connection with managing a transmission power line construction project. This project is discussed below under Important Current Activities. Principally as a result of the Company's workforce reductions in the second quarter of 2002, labor expense was approximately $640,000 lower in second quarter of 2003 as compared to the second quarter of 2002. Earnings were also positively benefited in the second quarter of 2003 by reduced interest expense, as a result of debt repayments and lower interest rates.

     These earnings benefits in the second quarter of 2003 as compared to the 2002 quarter were offset somewhat by increased pension and other postretirement benefit costs in the 2003 quarter amounting to approximately $327,000. The increased expense is principally attributable to decreases in the discount rate used to actuarially compute the expense as well as reduced expected returns on pension plan assets. Positively impacting earnings in the second quarter of 2002 was the reclassification to a regulatory asset of an expense recorded in the first quarter of 2002. The expense was related to a contractual arrangement associated with a retiring officer of the Company.

IMPORTANT CURRENT ACTIVITIES:

Workforce Reductions - The Company's long-term strategy to provide lower rates to customers while maintaining and improving service quality levels has continued to evolve. Staged implementation of an Asset Management model has resulted in streamlined processes and improved efficiencies. Efficiency gains and a more integrated approach to capital and maintenance programs, combined with the loss of certain customers and a reduction in customer initiated work, necessitated a reduction in employee levels. To accomplish this, the Company restructured several areas, including Information Technology, Customer Service, Planning & Engineering, Operations support, and Project Services Departments. As part of this restructuring, the Company's workforce was reduced by 19 employees in May 2003. The affected employees received an enhanced severance package, which included severance pay, two years of medical benefits, education benefits, and employment counseling. The total costs associated with the severance packages amounted to approximately $1.1 million and have been recorded as a regulatory asset at June 30, 2003. The Company's Alternative Rate Plan Order from the Maine Public Utilities Commission (MPUC) allowed the deferral of these restructuring costs, with a ten year amortization period.

Transmission Line Project - In May 2003, a joint project between the Company and Great Lakes Hydro America (GLHA) to build a new transmission line system, interconnected with the New England power grid, was completed and became operational. The new line stretches 25 miles and includes two new substations, with a 126-megawatt capacity. The Company's total cost associated with the construction project is approximately $10 million. Under the Company's transmission rate tariff,

GLHA will pay for this investment over a 15-year period, including a return on investment of 11 1/4%. As discussed above, the Company also realized a one-time $800,000 bonus as a result of meeting the construction deadlines through its construction management efforts.

REVENUES

     Electric operating revenues and energy sales volume by megawatt hours (mWh's) are as follows for the quarters ending June 30, 2003 and 2002:

Electric Operating Revenue:  ($ in 000's)                    2003                 2002               Change
--------------------------                                   ----                 ----               ------
Residential                                               $12,905              $12,169                $ 736
Commercial                                                  9,906                9,390                  516
Industrial                                                  2,346                2,334                   12
Other                                                         497                  457                   40
                                          ------------------------ -------------------- --------------------
Subtotal                                                  $25,654              $24,350               $1,304
Large Special Contracts                                     1,099                1,167                  (68)
                                          ------------------------ -------------------- --------------------
Total Related to Energy Sales                             $26,753              $25,517               $1,236
Other Miscellaneous Revenues                                1,113                1,027                   86
                                          ------------------------ -------------------- --------------------
Total Electric Operating Revenue                          $27,866              $26,544               $1,322
                                          ------------------------ -------------------- --------------------


Energy Sales:   (in mWh's)                                   2003                 2002               Change
------------                                                 ----                 ----               ------
Residential                                               136,372              127,168                9,204
Commercial                                                143,589              135,633                7,956
Industrial                                                 48,100               48,081                   19
Other                                                       2,947                2,740                  207
                                          ------------------------ -------------------- --------------------
Subtotal                                                  331,008              313,622               17,386
Large Special Contracts                                    28,640               58,731              (30,091)
                                          ------------------------ -------------------- ---------------------
Total Energy Sales                                        359,648              372,353              (12,705)
                                          ------------------------ -------------------- ---------------------

     Electric operating revenue increased by approximately $1.3 million in second quarter of 2003 as compared to the second quarter of 2002. Positively impacting the increased revenues in 2003 was a 5.5% increase in energy sales, which excludes certain large special contract customers.

     While energy sales to large special rate contract customers decreased by over 30,000 mWh's in the second quarter of 2003, associated electric operating revenues only decreased by approximately $68,000. The reduced energy sales are principally a result of the financial difficulties in the paper industry. The minimal revenue impact is principally a result of the significantly reduced electric rates for these large special rate contract customers. These customers make a small contribution to the Company's fixed costs.

     Other miscellaneous revenues were approximately $86,000 higher in the 2003 quarter principally as a result of increased transmission wheeling revenues associated with the completion of the previously discussed major transmission line construction project in the second quarter of 2003.

     Off-system sales, which are resales of purchased power, were approximately $6.1 million lower in the second quarter of 2003 in relation to 2002. One of the Company's other power sale contracts ended in February 2003, and as a result, associated revenues were approximately $4.4 million lower in the first quarter of 2003. The Company's stranded cost rates that were set on March 1, 2002 were adjusted to take into consideration the end of this long-term power sales contract. Effective March 1, 2002, the Company was no longer responsible for being the standard-offer service provider. The Company, though, still has a standard-offer related power supply commitment with a third party through February 2004 amounting to approximately $54 million. The power delivered under this contract is being resold to one of the new standard-offer service providers, with estimated revenues to be realized of approximately $40 million. The difference between the cost of the power and the resale revenues are being recovered in the Company's stranded cost rates starting March 1, 2002. The power resales associated with this contract were approximately $2.1 million lower in the second quarter of 2003 as compared to the 2002 quarter.

EXPENSES

     Purchased power and fuel for generation expense decreased $3.8 million in the second quarter of 2003 as compared to second quarter of 2002. The largest item affecting the decreased expense was an approximately $3.4 million decrease in costs in the second quarter of 2003 associated with the previously discussed former standard-offer power contract obligation.

     Other O&M expense decreased by approximately $708,000 in the second quarter of 2003 in comparison to the second quarter of 2002. Principally as a result of the significant workforce reductions in the second quarter of 2002, O&M payroll expense was approximately $640,000 lower in the second quarter of 2003 relative to the 2002 quarter. Reduced other O&M expense in the second quarter of 2003 was also positively benefited by a $285,000 reduction in medical claims expense, resulting from the workforce reductions. Also, the reduction in other O&M associated with the capitalized construction overheads was $310,000 greater in the second quarter of 2003 due mostly to the impacts of the previously discussed major transmission line construction project. These decreases in other O&M expense were offset somewhat by a $327,000 increase in pension and other postretirement benefit costs in the 2003 quarter.

     Depreciation and amortization expense was lower in the second quarter of 2003 due principally to the impact of certain electric plant retirements made in 2002. These reductions were offset to some extent by the effect of plant additions in 2003.

     Regulatory amortizations represent current amortizations allowed in the Company's distribution and stranded cost rates as allowed by the MPUC in prior rate orders. These include the amortization of purchased power contract buyouts/restructurings, Seabrook investment, deferred asset sale gain, and other regulatory amortizations. Effective March 1, 2002, in connection with the implementation of new stranded cost electric rates, the Company began amortizing stranded cost related regulatory assets and liabilities that had been previously deferred on the Company's balance sheet. Also, certain existing stranded cost related amortizations were modified effective March 1, 2002 in connection with the stranded cost rate change. The following summarizes the components of the regulatory amortizations for the second quarters of 2003 and 2002:

($ in 000's)                                                                   2003               2002
                                                                               ----               ----
Seabrook investment                                                           $ 425              $ 425
Contract buyouts and restructuring                                            3,982              4,955
Deferred asset sale gain                                                     (2,257)            (1,057)
Other stranded cost related regulatory assets and liabilities                  (358)              (402)
Distribution related regulatory assets and liabilities                          211                290
Employee transition costs                                                       205                 65
                                                                 ------------------- ------------------
Total Regulatory Amortizations                                               $2,208             $4,276
                                                                 ------------------- ------------------


     The reduction in the amortization of contract buyouts and restructuring is due to the end of the amortization period in the first quarter of 2003 of deferred costs associated with a 1993 purchased power contract buyout. The deferred asset sale gain amortization schedule was set in an uneven manner in the Company's stranded cost rate order effective March 1, 2000, in order to levelize the Company's revenue requirement over the amortization period. Consequently, this amortization varies in the second quarter of 2003 as compared to the 2002 quarter.

     The increase in total federal and state income taxes was principally a function of higher earnings in the second quarter of 2003 relative to the 2002 quarter. See Footnote 2 to the Consolidated Financial Statements for a reconciliation of the Company's effective income tax rate. OTHER INCOME AND

(DEDUCTIONS) AND INTEREST EXPENSE

     Other income, net of income taxes increased by $215,000 in the second quarter of 2003 principally as a result of previously discussed $800,000 one-time transmission project bonus, offset by previously discussed $384,000 expense reversal in the second quarter of 2002 in connection with a contractual arrangement associated with a retiring officer of the Company.

     Long-term debt interest expense decreased $514,000 in the second quarter of 2003 relative to 2002 due primarily to a $16.1 million principal payment on the Company's Finance Authority of Maine (FAME) Revenue Notes at the end of June 2002, the final repayment of the $24.8 million medium term notes in July 2002, the retirement of the $20 million in 7.38% first mortgage bonds at the end of July 2002, the retirement of the $15 million in 7% first mortgage bonds at the end of May 2003, and quarterly principal payments on the $13.7 million note with the Municipal Review Committee in connection with the exercise of common stock warrants. These decreases were offset to some extent by interest expense in the 2003 quarter resulting from the issuance of $20 million in 6.09% senior unsecured notes in December 2002.

     Other interest expense increased $6,000 due principally to greater borrowings under the Company's revolving credit facility in the second quarter of 2003. Weighted average borrowings outstanding were approximately $14.9 million higher for the second quarter of 2003 than in the 2002 quarter. This was offset to some extent by the impact of lower interest rates on these borrowings in 2003 and a reduction in the amortization of debt issuance costs in the second quarter of 2003. The amortization decrease was primarily attributable to the end of the amortization period of certain deferred debt issuance costs.

     Preferred dividends were lower in the 2003 quarter as a result of redemption of a significant portion of the Company's outstanding preferred stock in the first quarter of 2003.

SIX MONTHS OF 2003 AS COMPARED TO THE SIX MONTHS OF 2002
EARNINGS

     For the six months ended June 30, 2003 and 2002 earnings per common share were $1.12 and $.63, respectively. As a result of increased energy sales, electric operating revenues for the non-large special rate contract customers were approximately $2.9 million higher in the first six months of 2003 than in the comparable 2002 period. The increased sales were principally a function of more favorable weather conditions in 2003 relative to 2002. Also, for the same reasons as previously discussed for the quarters ending June 30, 2003 and 2002, labor expense was approximately $2.1 million lower in 2003 as compared to 2002. This decrease in labor expense was also impacted by increased overtime pay in the first quarter of 2002 in connection with electric service restoration efforts as a result of a major winter storm in January 2002. Also as previously discussed, earnings were positively benefited in 2003 as a result of the $800,000 transmission project bonus. Earnings were also positively impacted in the first six months of 2003 relative to the 2002 period by reduced interest expense on borrowings, principally for the reasons previously noted.

     As with the earnings discussion for the quarters ending June 30, 2003 and 2002, increased pension and other postretirement benefit costs negatively impacted earnings for the first six months of 2003 in comparison to 2002.

REVENUES

     Electric operating revenues and energy sales volume by mWh's are as follows for the six months ending June 30, 2003 and 2002:

Electric Operating Revenue:  ($ in 000's)                     2003                 2002               Change
--------------------------                                    ----                 ----               ------
Residential                                                $27,395              $25,542               $1,853
Commercial                                                  21,038               18,753                2,285
Industrial                                                   5,619                5,001                  618
Other                                                          972                  930                   42
                                           ------------------------ -------------------- --------------------
Subtotal                                                   $55,024              $50,226               $4,798
Large Special Contracts                                      2,322                3,147                 (825)
                                           ------------------------ -------------------- --------------------
Total Related to Energy Sales                              $57,346              $53,373               $3,973
Other Miscellaneous Revenues                                 2,283                3,080                 (797)
                                           ------------------------ -------------------- --------------------
Total Electric Operating Revenue                           $59,629              $56,453               $3,176
                                           ------------------------ -------------------- --------------------

Energy Sales:   (in mWh's)                                    2003                 2002               Change
------------                                                  ----                 ----               ------
Residential                                                297,549              274,339               23,210
Commercial                                                 295,189              281,396               13,793
Industrial                                                  95,786               95,237                  549
Other                                                        5,844                5,648                  196
                                           ------------------------ -------------------- --------------------
Subtotal                                                   694,368              656,620               37,748
Large Special Contracts                                     76,527              125,148              (48,621)
                                           ------------------------ -------------------- ---------------------
Total Energy Sales                                         770,895              781,768              (10,873)
                                           ------------------------ -------------------- ---------------------


     Electric operating revenue increased by approximately $3.2 million in first six months of 2003 as compared to 2002. Positively impacting the increased revenues in 2003 was a 5.8% increase in energy sales, which excludes certain large special contract customers. As previously discussed, favorable weather conditions positively impacted energy sales in 2003. The increased revenues in 2003 were also affected by a 6.5% rate increase on March 1, 2002 in connection with the recovery of stranded costs.

     The decreased revenues and energy sales associated with large special rate contract customers are principally attributable to the same reasons as discussed for the quarters ending June 30, 2003. Also, Effective July 1, 2001, the Company entered into a special rate contract with a large industrial customer to provide fully bundled electric service (both T&D and energy) to this customer. Formerly, the

Company was only providing T&D service to this customer. The Company entered into a power purchase contract to procure the power necessary to serve this customer under this contract. Principally as a result of the new contract, which ended in March 2002, the Company recognized approximately $841,000 in greater electric operating revenues associated with this customer in the 2002 period as compared to 2003.

     Other miscellaneous revenues were lower in the 2003 quarter as a result of an approximately $984,000 reduction in certain stranded cost related revenue deferrals. This decrease was offset somewhat by the previously discussed increased transmission wheeling revenues associated with the completion of the major transmission line construction project in the second quarter of 2003.

     Off-system sales were approximately $5.8 million lower in the first six months of 2003 in relation to 2002. The decrease is due mostly to the impact of the previously discussed power sales contract that ended February 2003, offset by higher revenues associated with the resale of power purchased in connection with the former standard offer power supply contract. Resales of this power started on March 1, 2002, which has resulted in $1.4 million in increased revenues in 2003 as compared to 2002.

     As previously discussed, Effective March 1, 2002 the Company was no longer the standard-offer service provider, resulting in the variance in comparable revenues for the two periods.

EXPENSES

     Purchased power and fuel for generation expense decreased $624,000 in the first six months of 2003 as compared to first six months of 2002. Impacting this decrease in 2003 was the previously discussed special rate contract with a large industrial customer that ended in March 2002. In 2002, the Company incurred approximately $877,000 of purchased power expense associated with serving the customer. In 2002, the Company incurred approximately $736,000 of expense in connection with supplying a portion of the power under the previously discussed power sales contract that ended in February 2003. No such expenses were incurred in 2003. Transmission related expenses associated with congestion management charges from the ISO New England were approximately $489,000 lower in the first six months of 2003 in relation to 2002. This reduction is due primarily to the implementation of new rules in March 2003 that resulted in the Company no longer being responsible for these charges. These decreases were somewhat offset by a $1.6 million increase in power purchases in 2003 associated with the previously discussed former standard offer power supply contract.

     The decrease in standard-offer service purchased power in 2003 is due to the fact the Company was the standard-offer service provider for the first two months of 2002.

     Other O&M expense decreased by approximately $2.8 million in the first six months of 2003 in comparison to the first six months of 2002. The decrease is driven principally by the same reasons discussed for the quarters ending June 30, 2003 and 2002. Labor expense reductions were approximately $2.1 million in the 2003 period. Also affecting this labor expense reduction in the 2003 period was the previously discussed increased overtime labor in 2002 as a result of a major storm. Reduced other O&M expense in 2003 was also positively benefited by a $481,000 reduction in medical claims expense. Also, the reduction in other O&M associated with the capitalized construction overheads was $474,000 greater in the first six months of 2003. Line clearance costs were approximately $362,000 lower in the 2003 period as compared to 2002, due mostly to a refocus of this program starting in the second half of 2002. Also as a result of previously discussed reasons, pension and other postretirement benefit costs were $728,000 greater in 2003 relative to 2002.

     The reason for the $312,000 decrease in depreciation and amortization for the six months ending June 30, 2003 in comparison to the 2002 period is consistent with that previously discussed for the second quarters of each year.

     The following summarizes the components of the regulatory amortizations for the six months ending June 30, 2003 and 2002:

($ in 000's)                                                                     2003               2002
                                                                                 ----               ----
Seabrook investment                                                             $ 850              $ 850
Contract buyouts and restructuring                                              8,863             10,366
Deferred asset sale gain                                                       (4,515)            (3,099)
Other stranded cost related regulatory assets and liabilities                  (1,568)              (460)
Distribution related regulatory assets and   liabilities                          492                580
Employee transition costs                                                         401                 65
                                                                   ------------------- ------------------
Total Regulatory Amortizations                                                 $4,523            $ 8,302
                                                                   ------------------- ------------------

     The changes in the regulatory amortizations for the two periods presented are principally due to the previously discussed reasons for the quarters ending June 30, 2003 and 2003.

     Property and other taxes were $82,000 lower for the first six months of 2003 as compared to the first six months of 2002 mostly due to the lower payroll taxes, resulting from the previously discussed reductions in payroll in 2003.

     The reason for the $2.3 million increase in income tax expense in 2003 in comparison to 2002 is consistent with that discussed for the second quarters of 2003 and 2002.

OTHER INCOME AND (DEDUCTIONS) AND INTEREST EXPENSE

     Other income, net of income taxes increased by $368,000 in 2003 principally as a result of previously discussed $800,000 one-time transmission project bonus.

     The long-term debt interest expense decrease of $1.1 million, and the other interest expense increase of $13,000 in the first six months of 2003 in comparison to the first six months of 2002 were primarily a result of the reasons previously discussed for the second quarters of 2003 and 2002.

LIQUIDITY AND CAPITAL RESOURCES

     The Consolidated Statements of Cash Flows reflect events in the first six months of 2003 and 2002 as they affect the Company's liquidity. Net increase in cash from operating activities was $18.3 million in the 2003 period as compared to $11.6 million in 2002. Increased earnings positively impacted the increased operating cash flows in the 2003 period. Also increasing cash flows from operations in 2003 relative to 2002 was a $5.7 million decrease in income tax payments 2003 compared to 2002. In each period, cash flows were negatively affected by severance related payments to employees in connection with the previously discussed workforce reductions. In the 2003 period there were $1.7 million of such payments as compared to $2.7 million in 2002.

     Construction expenditures were approximately $7.8 million higher in 2003 as compared to 2002 due principally to the previously discussed major transmission line capital project.

     In 2003, the Company received $314,000 in proceeds from Maine Yankee Atomic Power Company (Maine Yankee) in connection with the redemption of common stock. The Company is a 7% owner of the Maine Yankee nuclear plant. Maine Yankee, starting in 2001, began a program of systematically redeeming its common stock from its owners in connection with the decommissioning of the plant.

     In 2003 the Company has made a $6 million common dividend payment to its parent company, Emera, Inc. as compared to a $3.5 million payment in the 2002 period.

     As discussed in the 2002 Form 10-K, in the first quarter of 2003, the Company completed the redemption of a significant portion of its outstanding preferred stock, at a total cost of $4.6 million. As a result of the decrease in preferred shareholders, the Company filed with the Securities and Exchange Commission for de-registration of its preferred stock.

     The $12.2 million increase in payments on long-term debt is due principally to the final maturity of the $15 million of 7% first mortgage bonds in May 2003, and a $1.1 million increase in the annual principal payment of the FAME revenue notes in 2003 as compared to 2002. This was offset somewhat by monthly principal payments on the $24.8 million medium term notes in 2002. This long-term debt was fully repaid in July 2002.

     The increase in borrowings under the Company's revolving credit facility in 2003 was necessitated by $17.2 million principal payment plus interest on the FAME revenue notes at the end of June 2003, the $15 million maturity of the 7% first mortgage bonds in May 2003, the financing of the previously discussed major transmission line construction project in 2003, and the $4.6 million cash outflow in the first quarter of 2003 in connection with the preferred stock redemption. The increased borrowings in the 2002 period were primarily attributable to the by $16.1 million principal payment plus interest on the FAME revenue notes at the end of June 2002.

     The Company's revolving credit facility expired at the end of June 2003, but the bank group has extended the expiration date while the parties negotiate a new revolving credit agreement. The Company believes it will have adequate access to capital through this facility to provide funding where necessary for current operations and capital expenditures. The Company is currently in the process of completing a financing arrangement for the private placement of $30 million of unsecured medium term notes, the proceeds of which will be principally used to pay down a portion of the outstanding borrowings under the revolving credit facility.

FORWARD LOOKING STATEMENTS

     Management's discussion and analysis of results of operations and financial condition contains items that are "forward-looking" as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Factors that might cause such differences include, but are not limited to, future economic conditions, relationships with lenders, earnings retention and dividend payout policies, developments in the legislative, regulatory and competitive environments in which the Company operates and other circumstances that could affect revenues and costs.

                                                   BANGOR HYDRO-ELECTRIC COMPANY
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                              000's Omitted Except Per Share Amounts
                                                            (Unaudited)

                                                                         Three Months Ended                 Six Months Ended
                                                                         ------------------                 ----------------
                                                                      June 30,       June 30,           June 30,       June 30,
                                                                        2003           2002               2003           2002
                                                                   -------------------------------   -------------------------------
Operating Revenues:
    Electric operating revenue                                      $      27,866   $      26,544      $     59,629  $       56,453
    Off-system sales                                                        6,344          12,421            13,539          19,328
    Standard offer service                                                      2             413                 4          12,619
                                                                   -------------------------------   -------------------------------
                                                                    $      34,212   $      39,378      $     73,172  $       88,400
                                                                   -------------------------------   -------------------------------
Operating Expenses:
    Purchased power and fuel for generation                         $      13,533   $      17,342      $     27,951  $       28,575
    Standard offer service purchased power                                     -              233                -           12,123
    Other operation and maintenance                                         7,828           8,536            15,440          18,251
    Depreciation and amortization                                           2,499           2,634             4,998           5,310
    Regulatory amortizations                                                2,208           4,276             4,523           8,302
    Taxes -
       Local property and other                                             1,195           1,192             2,455           2,537
       State and federal income                                             1,543             606             4,799           2,451
                                                                   -------------------------------   -------------------------------
                                                                    $      28,806   $      34,819      $     60,166  $       77,549
                                                                   -------------------------------   -------------------------------
Operating Income                                                    $       5,406   $       4,559      $     13,006  $       10,851

Other Income:
    Allowance for equity funds used during construction             $         109   $         131      $        207  $          245
    Other, net of applicable income taxes                                     711             496               947             579
                                                                   -------------------------------   -------------------------------
Income Before Interest Expense                                      $       6,226   $       5,186      $     14,160  $       11,675
                                                                   -------------------------------   -------------------------------

Interest Expense:
    Long-term debt                                                  $       2,830   $       3,344      $      5,638  $        6,722
    Other                                                                     207             201               406             393
    Allowance for borrowed funds used during construction                     (91)           (124)             (166)           (233)
                                                                    $       2,946   $       3,421      $      5,878  $        6,882
                                                                   -------------------------------   -------------------------------
Net Income                                                          $       3,280   $       1,765      $      8,282  $        4,793

Dividends On Preferred Stock                                                   11              67                59             133
                                                                   -------------------------------   -------------------------------
Earnings Applicable To Common Stock                                 $       3,269   $       1,698      $      8.223  $        4,660
                                                                   ===============================   ===============================
Weighted Average Number of Shares Outstanding                               7,363           7,363             7,363           7,363

Basic Earnings Per Common Share                                     $         .44   $         .23      $       1.12  $          .63
                                                                   =================================================================
Dividends Declared Per Common Share                                 $         .81   $         .48      $        .81  $          .48
                                                                   ===============================   ===============================

See notes to the consolidated financial statements.

                                                 BANGOR HYDRO-ELECTRIC COMPANY
                                                  CONSOLIDATED BALANCE SHEETS
                                                         000's Omitted
                                                          (Unaudited)

                                                                                                June 30,            Dec. 31,
Assets                                                                                            2003                2002
                                                                                           -------------------------------------
Investment In Utility Plant:
    Electric plant in service, at original cost                                             $       346,617     $       333,410
    Less - Accumulated depreciation and amortization                                                102,208              97,473
                                                                                           -------------------------------------
                                                                                            $       244,409     $       235,937
    Construction work in progress                                                                     5,620               5,934
                                                                                           -------------------------------------
                                                                                            $       250,029     $       241,871
    Investments in corporate joint ventures:
       Maine Yankee Atomic Power Company                                                    $         3,634     $         4,034
       Maine Electric Power Company, Inc.                                                             1,092               1,004
                                                                                           -------------------------------------
                                                                                            $       254,755     $       246,909
                                                                                           -------------------------------------

Other Investments, at cost                                                                  $         2,621     $         3,591
                                                                                           -------------------------------------

Funds held by trustee, at cost                                                              $        21,192     $        21,192
                                                                                           -------------------------------------

Current Assets:
    Cash and cash equivalents                                                               $         1,726     $           989
    Accounts receivable, net of reserve of $1,612 for 2003 and $1,085 for 2002                       20,333              21,027
    Unbilled revenue receivable                                                                       8,831               8,319
    Inventories, at average cost:
       Material and supplies                                                                          2,385               2,467
       Fuel oil                                                                                          76                  45
    Prepaid expenses                                                                                    273                 285
                                                                                           -------------------------------------
       Total current assets                                                                 $        33,624     $        33,132
                                                                                           -------------------------------------

Regulatory Assets and Deferred Charges:
    Goodwill-EMERA Acquisition                                                              $        82,537     $        82,537
    Investment in Seabrook nuclear project                                                           21,023              21,873
    Costs to terminate/restructure purchased power contracts                                         63,813              72,676
    Maine Yankee decommissioning costs                                                               29,118              31,101
    Above-market purchased power contract obligations                                                     -              63,341
    Other regulatory assets                                                                          57,146              57,844
    Other deferred charges                                                                            5,667               6,535
                                                                                           -------------------------------------
       Total regulatory assets and deferred charges                                         $       259,304     $       335,907
                                                                                           -------------------------------------
          Total Assets                                                                      $       571,496     $       640,731
                                                                                           =====================================


See notes to the consolidated financial statements.

                                                 BANGOR HYDRO-ELECTRIC COMPANY
                                                  CONSOLIDATED BALANCE SHEETS
                                                         000's Omitted
                                                          (Unaudited)


                                                                                                June 30,            Dec. 31,
                                                                                                  2003                2002
                                                                                           -------------------------------------
Stockholders' Investment and Liabilities

Capitalization:
    Common stock investment                                                                 $       207,947     $       206,266
    Preferred stock                                                                                     628               4,734
    Long-term debt, net of current portion                                                           99,035             118,059
                                                                                           -------------------------------------
         Total capitalization                                                               $       307,610     $       329,059
                                                                                           -------------------------------------

Current Liabilities:
    Notes payable - banks                                                                   $        55,000     $        16,000
                                                                                           -------------------------------------

    Other current liabilities -
      Current portion of long-term debt                                                     $        20,181     $        34,137
      Accounts payable                                                                               16,064              20,282
      Dividends payable                                                                                  12                  66
      Accrued interest                                                                                2,572               2,093
      Customers' deposits                                                                               650                 572
      Current income taxes payable (refundable)                                                         920                (355)
                                                                                           --------------------------------------
         Total other current liabilities                                                    $        40,399     $        56,795
                                                                                           -------------------------------------
         Total current liabilities                                                          $        95,399     $        72,795
                                                                                           -------------------------------------


Regulatory and Other Long-term Liabilities:
    Deferred income taxes - Seabrook                                                        $        10,897     $        11,338
    Other accumulated deferred income taxes                                                          50,147              48,947
    Maine Yankee decommissioning liability                                                           29,118              31,101
    Deferred gain on asset sale                                                                       5,373               9,889
    Above-market purchased power contract obligations                                                                    63,341
                                                                                                          -
    Other regulatory liabilities                                                                      8,651              11,265
    Unamortized investment tax credits                                                                1,138               1,186
    Accrued pension and postretirement benefit costs                                                 51,785              50,494
    Other long-term liabilities                                                                      11,378              11,316
                                                                                           -------------------------------------
         Total regulatory and other long-term liabilities                                   $       168,487     $       238,877
                                                                                           -------------------------------------
            Total Stockholders' Investment and Liabilities                                  $       571,496     $       640,731
                                                                                           =====================================

See notes to the consolidated financial statements.

                                                BANGOR HYDRO-ELECTRIC COMPANY
                                          CONSOLIDATED STATEMENTS OF CAPITALIZATION
                                                        000's Omitted
                                                         (Unaudited)

                                                                                                June 30,           Dec. 31,
                                                                                                  2003               2002
                                                                                              -------------      -------------
Common Stock Investment
     Common stock, no par value, stated value $5 per share                                  $       36,817     $       36,817
        -Authorized--10,000,000 shares
        -Outstanding--7,363,424 shares
     Amounts paid in excess of par value                                                           165,352            165,352
     Accumulated other comprehensive loss                                                           (2,033)            (2,033)
     Retained earnings                                                                               7,811              6,130
                                                                                            ----------------------------------
          Total common stock investment                                                     $      207,947     $      206,266
                                                                                            ----------------------------------
Preferred Stock
     Non-participating, cumulative, par value $100 per share, authorized 600,000 shares, not redeemable or redeemable solely at the option of the issuer-
           7%, Noncallable
              -Authorized - 25,000 shares
              -Outstanding - 6,277 shares in 2003 and 25,000 shares in 2002                 $          628     $        2,500
           4.25%, Callable at $100
              -Authorized - 4,840 shares
              -Outstanding - 4,840 shares in 2002                                                                         484
                                                                                                         -
           4%, Series A, Callable at $110
              -Authorized - 17,500 shares
              -Outstanding - 17,500 shares in 2002                                                                      1,750
                                                                                                         -
                                                                                            ----------------------------------
                                                                                            $          628     $        4,734
                                                                                            ----------------------------------
Long-Term Debt
     First Mortgage Bonds-
          10.25%  Series due 2020                                                           $       30,000     $       30,000
           8.98%  Series due 2022                                                                   20,000             20,000
           7.30%  Series due 2003                                                                                      15,000
                                                                                                         -
                                                                                            ----------------------------------
                                                                                            $       50,000     $       65,000
                                                                                            ----------------------------------
     Other Long-Term Debt-
         Finance Authority of Maine - Taxable Electric Rate Stabilization
            Revenue Notes, 7.03% Series 1995A, due 2005                                     $       38,200     $       55,400
         Municipal Review Committee Note, 5%, due 2008                                              11,003             11,781
         Senior Unsecured Note, 6.09%, due 2012                                                     20,000             20,000
         Other Miscellaneous Notes Payable, 3.90%, due 2006                                             13                 15
                                                                                            ----------------------------------
                                                                                            $       69,216     $       87,196
              Less:  Current portion of long-term debt                                              20,181             34,137
                                                                                            ----------------------------------
                                                                                            $       49,035     $       53,059
                                                                                            ----------------------------------
              Total Long-Term Debt                                                          $       99,035     $      118,059
                                                                                            ----------------------------------
                   Total Capitalization                                                     $      307,610     $      329,059
                                                                                            ==================================

See notes to the consolidated financial statements.

                                                BANGOR HYDRO-ELECTRIC COMPANY
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        000's Omitted
                                                         (Unaudited)
                                                                                                   Six Months Ended
                                                                                                June 30,          June 30,
                                                                                                  2003              2002
                                                                                             ---------------    --------------
Cash Flows From Operating Activities:
  Net income                                                                               $          8,282   $         4,793
    Adjustments to reconcile net income to net cash from operating activities:
           Depreciation and amortization                                                              4,998             5,310
           Amortization of Seabrook nuclear project                                                     850               850
           Amortization of contract buyouts and restructuring                                         8,863            10,365
           Amortization of deferred asset sale gain                                                  (4,515)           (3,099)
           Other amortizations                                                                         (785)               30
           Allowance for equity funds used during construction                                         (207)             (245)
           Deferred income tax provision and amortization of investment tax credits                     583              (121)
    Changes in assets and liabilities:
           Costs to restructure purchased power contract                                                                 (500)
                                                                                                          -
           Deferred standard-offer service costs                                                        (13)           (2,563)
           Deferred special rate contract revenues                                                      447              (418)
           Employee transition costs                                                                 (1,678)
                                                                                                                       (2,703)
           Accounts receivable, net and unbilled revenue                                                182             5,938
           Accounts payable                                                                          (2,538)           (1,445)
           Accrued interest                                                                             479               (34)
           Current income taxes                                                                       1,275            (5,731)
           Accrued pension and postretirement benefit costs                                           2,447             2,340
           Other current assets and liabilities, net                                                    141               506
           Other, net                                                                                (2,006)           (1,633)
                                                                                          -------------------------------------
Net Increase in Cash From Operating Activities:                                            $         16,805   $        11,640
                                                                                          ------------------------------------
Cash Flows From Investing Activities:
     Construction expenditures                                                             $        (11,473)  $        (5,140)
     Proceeds from redemption of Maine Yankee common stock                                              314
                                                                                                                            -
     Allowance for borrowed funds used during construction                                             (166)             (233)
                                                                                          -------------------------------------
Net Decrease in Cash From Investing Activities                                             $        (11,325)  $        (5,373)
                                                                                          -------------------------------------
Cash Flows From Financing Activities:
     Dividends on preferred stock                                                          $           (114)  $          (133)
     Dividends on common stock
                                                                                                     (6,000)           (3,500)
     Redemption of preferred stock
                                                                                                     (4,649)                -
     Payments on long-term debt                                                                     (32,980)          (20,737)
     Short-term debt, net                                                                            39,000            18,000
                                                                                          ------------------------------------
Net Decrease in Cash From Financing Activities                                             $        (4,743)   $        (6,370)
                                                                                          -------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                       $            737   $          (103)
Cash and Cash Equivalents at Beginning of Period                                                        989               885
                                                                                          ------------------------------------
Cash and Cash Equivalents at End of Period                                                 $          1,726   $           782
                                                                                          ====================================
Cash Paid During the Period for:
     Interest (Net of Amount Capitalized)                                                  $          5,068   $         6,476
     Income Taxes                                                                                     3,695             9,349
                                                                                          ====================================

See notes to the consolidated financial statements.

                                                BANGOR HYDRO-ELECTRIC COMPANY
                                     CONSOLIDATED STATEMENTS OF COMMON STOCK INVESTMENT
                                                        000's Omitted
                                                         (Unaudited)


                                                                                                 Accum.
                                                                Amounts                           Other             Total
                                                                 Paid in                         Compre-            Common
                                                  Common        Excess of         Retained       hensive            Stock
                                                  Stock         Par Value         Earnings         Loss           Investment
                                            ----------------------------------------------------------------------------------
Balance December 31, 2001                   $       36,817 $       165,352  $         3,435 $          (47)  $        205,557
Net income                                                                            4,793              -              4,793
Other comprehensive loss net of taxes:
     Unrealized gain on interest
       rate swap                                         -               -                -             40                 40
                                                                                                           -------------------
         Total comprehensive income                                                                                     4,833
                                                                                                           -------------------

Cash dividends declared on-
  Preferred stock                                        -               -             (133)             -               (133)
  Common stock                                           -               -           (3,500)             -             (3,500)
                                            -----------------------------------------------------------------------------------
Balance June 30, 2002                       $       36,817 $       165,352  $         4,595 $           (7)  $        206,757
                                            ==================================================================================

Balance December 31, 2002                   $       36,817 $       165,352  $         6,130 $       (2,033)  $        206,266
Net income                                               -               -            8,282              -              8,282
Other comprehensive loss net of taxes:
     Minuimum pension liability                          -               -                -              -                  -
                                                                                                           -------------------
         Total comprehensive income                                                                                     8,282
                                                                                                           -------------------

Loss on redemption of preferred stock                    -               -             (542)             -               (542)

Cash dividends declared on-
  Preferred stock                                        -               -              (59)             -                (59)
  Common stock                                           -               -           (6,000)             -             (6,000)
                                            -----------------------------------------------------------------------------------
Balance June 30, 2003                       $       36,817 $       165,352  $         7,811 $       (2,033)  $        207,947
                                            ==================================================================================


See notes to the consolidated financial statements.

                          BANGOR HYDRO-ELECTRIC COMPANY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


(1)    BASIS OF PRESENTATION AND ACCOUNTING POLICIES:

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted in this quarterly report. However, in the opinion of Bangor Hydro-Electric Company (the Company), the disclosures contained in this report are adequate to make the information presented not misleading. The year end condensed balance sheet data was derived from audited consolidated financial statements but does not include all disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the consolidated financial statements, footnotes and all other information included in the 2002 Form 10-K.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements reflect all adjustments, including normal recurring accruals, necessary to present fairly the financial position as of June 30, 2003 and the results of operations and cash flows for the periods ended June 30, 2003 and 2002.

     The Company's significant accounting policies are described in the Notes to the Consolidated Financial Statements included in its 2002 Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows these same basic accounting policies but considers each interim period as an integral part of an annual period. Accordingly, certain expenses are allocated to interim periods based upon estimates of such expenses for the year.

(2)    INCOME TAXES:

The following table reconciles a provision calculated by multiplying income before federal income taxes by the statutory federal income tax rate to the federal income tax provision:

                                                                                         Six Months Ended June 30,
                                                                                     2003                           2002
                                                                                     ----                           ----
                                                                              Amount          %              Amount          %
                                                                         ---------------------------     --------------------------
                                                                                          (Dollars in Thousands)
Federal income tax provision at statutory rate                            $         4,842      35.0       $        2,691      35.0
Plus (Less) permanent reductions in tax expense resulting
   from statutory exclusions from taxable income                                       21       0.2                   (50)    (0.6)
                                                                         ---------------------------     ---------------------------
Federal income tax provision before effect of
   temporary differences and investment tax credits                       $         4,863      35.2       $        2,641      34.4
Less temporary differences that are flowed through
   for rate-making and accounting purposes                                           (490)     (3.6)                 (242)    (3.2)
Less amortization of investment tax credits                                           (48)     (0.3)                  (63)    (0.8)

                                                                         ---------------------------     --------------------------
Federal income tax provision                                              $         4,325      31.3       $        2,336      30.4
                                                                         ===========================     ==========================


(3)    INVESTMENT IN JOINTLY OWNED FACILITIES:

     Condensed financial information for Maine Yankee Atomic Power Company (Maine Yankee) and Maine Electric Power Company, Inc. (MEPCO) is as follows:

                                                                           MAINE YANKEE                          MEPCO
                                                                --------------------------------------------------------------------
                                                                                (Dollars in Thousands - Unaudited)
                                                                                  Operations for Six Months Ended
                                                                --------------------------------------------------------------------
                                                                    June 30,          June 30,         June 30,        June 30,
                                                                      2003            2002              2003            2002
                                                                --------------------------------------------------------------------
OPERATIONS:
  As reported by investee-
    Operating revenues                                            $        28,838  $         30,008  $        1,906  $        2,254
                                                                ====================================================================

  Earnings applicable to common stock                             $         1,662  $          1,992  $          679  $          729
                                                                ====================================================================

 Company's reported equity-
    Equity in net income                                          $           116  $            139  $           96  $          104
    Add (Deduct)-Effect of adjusting Company's
      estimate to actual                                                       11                 4              (5)             24
                                                                --------------------------------------------------------------------
   Amounts reported by Company                                    $           127  $            143  $             91 $         128
                                                                ====================================================================

                                                                          MAINE YANKEE                         MEPCO
                                                               --------------------------------------------------------------------
                                                                               (Dollars in Thousands - Unaudited)
                                                                                      Financial Position at
                                                               --------------------------------------------------------------------
                                                                   June 30,          Dec. 31,        June 30,         Dec. 31,
                                                                     2003             2002             2003            2002
                                                               --------------------------------------------------------------------
As reported by investee-
  Total assets                                                  $        642,661  $       681,782  $        8,597  $         7,680
  Less-
   Long-term debt                                                         16,800           21,600
                                                                                                                -                -
   Other liabilities and deferred credits                                576,991          602,463             894              608
                                                               --------------------------------------------------------------------
  Net assets                                                    $         48,870  $        57,719  $        7,703  $         7,072
                                                               ====================================================================

Company's reported equity-
  Equity in net assets                                          $          3,421  $         4,040  $        1,094  $         1,004
  Add (deduct) effect of
    adjusting Company's estimate to actual                                   213               (6)             (2)
                                                                                                                                 -
                                                               --------------------------------------------------------------------
Amounts reported by Co.                                         $          3,634  $         4,034  $        1,092  $         1,004
                                                               ====================================================================

     The $213,000 difference for Maine Yankee is principally associated with a dividend declaration reflected on Maine Yankee's books at June 30, 2003. The Company will record the impact of this dividend on its Maine Yankee investment in the third quarter of 2003.

(4)    NEW ACCOUNTING PRONOUNCEMENT:

     In June 2002, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and
(or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company implemented the provisions of this

(4) NEW ACCOUNTING PRONOUNCEMENT:, Continued: Statement on January 1, 2003.

     The implementation of this Statement did not materially impact the Company's financial position, earnings or cash flows, principally as a result of the regulatory accounting utilized by the Company.

     The Company recorded asset retirement obligations and associated long-lived assets in the second quarter of 2003 principally associated with certain property and equipment where certain regulations require removal of these assets at a future date. The following represents a reconciliation of the beginning and ending aggregate carrying amounts of asset retirement obligations (Dollars in Thousands).

       Asset Retirement Obligation - January 1, 2003       $            393
       Liabilities Incurred in the Current Period                         -
       Liabilities Settled in the Current Period                          -
       Accretion Expense in the Current Period                           16
       Revisions in Estimated Cash Flows                                  -
                                                              --------------
       Asset Retirement Obligation - June 30, 2003         $            409
                                                              ==============


(5)    ABOVE MARKET PURCHASED POWER CONTRACT OBLIGATIONS:

As discussed in Note 12 to the 2002 Form 10-K, the Company had two power contracts (one purchase and one sale) that qualified for derivative accounting under Statement of Financial Accounting Standards No. 133 (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The power sales contract ended in the first quarter of 2003, and hence there is no longer any SFAS No. 133 applicability. In connection with the power purchase contract, certain criteria that resulted in the contract qualifying for derivative accounting under SFAS No. 133 were also determined to no longer be applicable in 2003. As a result, the fair value of the above-market portion of these contracts, which represented a liability and corresponding regulatory asset of approximately $63.3 million at December 31, 2002, reflects a zero balance at June 30, 2003.

(6)    RECLASSIFICATIONS:

     Certain 2002 amounts have been reclassified to conform to the presentation used in this report for the quarter ended June 30, 2003.

                                 CERTIFICATIONS


In connection with the Quarterly Report of Bangor Hydro-Electric Company (the Company) for the period ending June 30, 2003, we, the undersigned, certify that:

     (1) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



____________________________
David R. Black
Chief Financial Officer
August 1, 2003


____________________________
Raymond R. Robinson
Principal Executive Officer
August 1, 2003

I, David R. Black, certify that:

1.   I have reviewed this quarterly report of Bangor Hydro-Electric Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Company and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: August 1, 2003


____________________________
David R. Black
Chief Financial Officer

I, Raymond R. Robinson, certify that:

1.   I have reviewed this quarterly report of Bangor Hydro-Electric Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Company and we have:

     c) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     d) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: August 1, 2003


____________________________
Raymond R. Robinson
Principal Executive Officer